Mail Stop 3030

January 8, 2009

Shigenobu Nagamori
President, Chief Executive Officer and Representative Director
Nidec Corporation
338 Kuzetonoshiro-cho
Minami-ku
Kyoto 601-8205
Japan

      Re: **Nidec Corporation**
             Form 20-F for the fiscal year ended March 31, 2008
             Filed September 22, 2008
             File No. 333-13896

Dear Mr. Nagamori:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

             Sincerely,

             Mary Beth Breslin
             Senior Attorney

cc (via fax): Sandra Truesdell, Esq.